# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rocket Lab USA, Inc., CIK 0001819994
CUSIP: 773122106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3881 McGowen Street, Long Beach, California (CA), 90808
Date of event which requires filing of this statement: 01/07/2025
Amends the filing with accession number 0001193125-21-266747
Filed by CIK 0001881842
Persons authorized to receive notices and communications: Peter Beck, c/o Rocket Lab USA, Inc., 3881 McGowen Street, Long Beach, California (CA), 90808, (714) 465-5737

## Reporting persons
- Beck Peter (CIK 0001881842): type of reporting person: individual (IN); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 355,218; shared voting power 50,951,250; sole dispositive power 355,218; shared dispositive power 50,951,250; aggregate amount beneficially owned 51,306,468 (10.26% of the class)
  Comment: (1) The amounts set forth in rows 7, 9 and 11 above include 355,218 shares of common stock, par value $0.0001 per share ("Common Stock") of Rocket Lab USA, Inc., a Delaware corporation (the "Company"), which Peter Beck has the right to acquire through settlement of restricted stock units within 60 days of January 7, 2025.
  (2) The amounts set forth in rows 8, 10 and 11 above include 50,951,250 shares of Common Stock issuable upon conversion of Series A Convertible Participating Preferred Stock of the Company, $0.0001 par value per share ("Preferred Stock"), held directly by Equatorial Trust (the "Trust"). Mr. Beck is one of three directors of Peek Street Equatorial Trustee Limited, the trustee of the Trust (the "Trustee"). The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.
  (3) The percentage of class set forth in row 13 above was calculated based on 499,911,078 shares of Common Stock, outstanding as of November 7, 2024, as set forth in the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "Commission") on November 12, 2024.
- Equatorial Trust: type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 50,951,250; shared voting power 0; sole dispositive power 50,951,250; shared dispositive power 0; aggregate amount beneficially owned 50,951,250 (10.19% of the class)
  Comment: (1) The amounts set forth in rows 7, 9 and 11 above consist of 50,951,250 shares of Common Stock issuable upon conversion of Preferred Stock held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.
  (2) The percentage of class set forth in row 13 above was calculated based on 499,911,078 shares of Common Stock, outstanding as of November 7, 2024, as set forth in the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 12, 2024.
- Peek Street Equatorial Trustee Ltd: type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 50,951,250; shared voting power 0; sole dispositive power 50,951,250; shared dispositive power 0; aggregate amount beneficially owned 50,951,250 (10.19% of the class)
  Comment: (1) The amounts set forth in rows 7, 9 and 11 above consist of 50,951,250 shares of Common Stock issuable upon conversion of Preferred Stock held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.
  (2) The percentage of class set forth in row 13 above was calculated based on 499,911,078 shares of Common Stock, outstanding as of November 7, 2024, as set forth in the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 12, 2024.
- Beck Kerryn: type of reporting person: individual (IN); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,951,250; sole dispositive power 0; shared dispositive power 50,951,250; aggregate amount beneficially owned 50,951,250 (10.19% of the class)
  Comment: (1) The amounts set forth in rows 8, 10 and 11 above consist of 50,951,250 shares of Common Stock issuable upon conversion of Preferred Stock held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.
  (2) The percentage of class set forth in row 13 above was calculated based on 499,911,078 shares of Common Stock, outstanding as of November 7, 2024, as set forth in the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 12, 2024.
- Butler Warren: type of reporting person: individual (IN); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,951,250; sole dispositive power 0; shared dispositive power 50,951,250; aggregate amount beneficially owned 50,951,250 (10.19% of the class)
  Comment: (1) The amounts set forth in rows 8, 10 and 11 above consist of 50,951,250 shares of Common Stock issuable upon conversion of Preferred Stock held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.
  (2) The percentage of class set forth in row 13 above was calculated based on 499,911,078 shares of Common Stock, outstanding as of November 7, 2024, as set forth in the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 12, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Rocket Lab USA, Inc.
Address of issuer's principal executive offices: 3881 McGowen Street, Long Beach, California (CA), 90808
Comment: This Amendment No. 3 (this "Amendment No. 3") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on September 7, 2021 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on September 18, 2023 (the "Amendment No. 1") and Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on December 5, 2024 (the "Amendment No. 2" and, together with the Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3, this "Statement"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D, Amendment No. 1 and Amendment No. 2. Except as otherwise specifically amended in this Amendment No. 3, items in the Schedule 13D, Amendment No. 1 and Amendment No. 2 remain unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following: On January 7, 2025, the Company closed the Preferred Stock Exchange. As a condition to such closing and to provide for the issuance of the Preferred Stock, on January 7, 2025, the Company filed the Certificate of Designation of Series A Convertible Participating Preferred Stock with the Secretary of State of the State of Delaware. At the Closing, the Company exchanged 50,951,250 shares of Common Stock held by the Trust for and issued 50,951,250 shares of Preferred Stock to the Trust.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is hereby amended and restated as follows: The information set forth in Item 4 of this Statement is incorporated by reference herein. Except as set forth in this Statement, the Reporting Persons have not effected any transactions in the Common Stock of the Company during the past 60 days.

## Signatures
- Beck Peter: /s/ Peter Beck, Peter Beck (01/10/2025)
- Equatorial Trust: /s/ Peter Beck, Peter Beck, Director and Attorney-in-Fact for Peek Street Equatorial Trustee Limited, its trustee (01/10/2025)
- Peek Street Equatorial Trustee Ltd: /s/ Peter Beck, Peter Beck, Director and Attorney-in-Fact for Peek Street Equatorial Trustee Limited (01/10/2025)
- Beck Kerryn: /s/ Peter Beck, Peter Beck, Attorney-in-Fact for Kerryn Beck (01/10/2025)
- Butler Warren: /s/ Peter Beck, Peter Beck, Attorney-in-Fact for Warren Butler (01/10/2025)